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                                   EXHIBIT 21

                       PENNROCK FINANCIAL SERVICES CORP.
                         SUBSIDIARIES OF THE REGISTRANT

The registrant has one direct wholly-owned subsidiary, Blue Ball National Bank. The Bank, a national bank and a member of the Federal Reserve System, is engaged in the commercial, retail and trust business.

Blue Ball National Bank has two direct wholly-owned subsidiaries. One subsidiary, Atlantic Regional Mortgage Corporation ("ARMCO"), is incorporated under the laws of Pennsylvania for the purpose of originating and selling residential mortgage loans in the secondary market. ARMCO was liquidated in 1997 under a formal liquidation plan adopted on September 30, 1997, and is currently inactive. The other subsidiary, PennRock Insurance Group, Inc. ("PIGI"), is a Pennsylvania corporation organized for the sale of annuities and other types of insurance products. PIGI began operations in the first quarter of 1999.